March 31, 2010

February Markets in Review

Domestic equity markets rebounded in February, recovering most of the decline that occurred in January. The S&P 500 Index gained +3.1% on a total return basis, while small and medium capitalization stocks performed even better. Bond market performance was respectable during the month, as the U.S. Treasury yield curve steepened slightly, with rates flat on the short end, falling 0-5 basis points for intermediate maturities, and rising 0-10 basis points on the long end. Corporates, asset-backeds and mortgage-backeds also delivered positive performance, and tax-exempt bonds were very strong.

MMAF Awards 10,000th Grant

In a ceremony at the Minnesota State Capitol on March 10th, Minnesotans' Military Appreciation Fund Co-founder General Denny Schulstad, Chairman Roger Sit, Major General Rick Nash, and Minnesota Governor Tim Pawlenty presented a $500 grant to Army National Guard Specialist Sasha Bell, the Fund's 10,000th grant recipient. MMAF has disbursed grants totaling more than $6 million since its inception in August 2005.

MMAF is a statewide fundraising initiative by the citizens of Minnesota for Minnesota military personnel and their families. MMAF is a non-partisan, volunteer-run, non-profit 501(c)(3) corporation formed to raise money to provide cash grants as a "thank you" to all Minnesota military personnel who have served in a combat zone since September 2001. To donate or learn more about the Minnesotans' Military Appreciation Fund, please visit the website at www.thankmntroops.org.

Sit Mutual Funds founder Eugene Sit was the lead founder of the MMAF. Sit Investment Associates is a supporter of the MMAF.


Thanks
MINNESOTANS' MILITARY APPRECIATION FUND

The Sit Mutual Funds are managed by Sit Investment Associates, Inc., which has been operating under the highest ethical and professional standards since it was founded in 1981 by Eugene C. Sit. We maintain an uncompromising commitment and adherence to our investment philosophy and style, while continually seeking ways to enhance our investment process.

Good Friday

Due to the close of the New York Stock Exchange on April 2, 2010 in observance of Good Friday, transactions received after 3:00 p.m. Central time on April 1st through Friday, April 2nd will be processed on Monday, April 5th. Sit Investor Services Representatives will be available to take your calls during office hours 8:00 a.m. - 5:00 p.m.

February Performance Returns Available

Sit Mutual Funds' February 2010 performance returns are available. To view the results go to the Performance page.

2010 Investment Seminars

Sit Mutual Funds will be offering three different investment seminars this winter. For content and dates information please visit the 2010 Seminar page.

Sit Mutual Funds Pay No Capital Gain in 2009.

Sit Mutual Funds do not have to pay out capital gains for tax year 2009. Portfolio Managers realized losses on select securities during the market downturn, which were sufficient to offset capital gains realized on others. Therefore, no short- or long-term capital gains have to be paid out by the Funds.

For more information as well as the year-end income estimates go to the Tax Information page.



Eugene Sit

Click for information about the late founder of Sit Mutual Funds.

Daily Prices
Account Access
Contact Us
Prospectuses
Applications

Search

Go

E-Mail Updates

Enter your e-mail address to receive information about the Sit Mutual Funds.

Send | Reset

Open an Account

It's easy to open an account. Prospectuses and applications are available online.